RUBICON MINERALS CORPORPORATION

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual and special general meeting of shareholders of Rubicon Minerals Corporation held on May 31, 2010
(the “Meeting”).

	Description of Matter	Outcome of Vote
1.	Number of Directors Ordinary resolution to determine the number of directors at five.	Resolution approved
2.
Election of Directors
Election of the following nominees of management as directors of the Company for the ensuing year:
David W. Adamson
David R. Reid
Christopher Bradbrook
Bruce A. Thomas, Q.C.
Julian Kemp, B.B.A., C.A

All nominees proposed by management were elected by acclamation for the ensuing year.
3.
Appointment of Auditors
Ordinary resolution to approve the appointment of De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the directors to fix their remuneration
Resolution approved

DATED this 31st day of May, 2010

RUBICON MINERALS CORPORATION

“David W. Adamson”

David W. Adamson
President and CEO